UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Town Sports International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89214A102

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89214A102	13G	Page 2 of 6 Pages

1.	Name of Reporting Persons: Bruce Bruckmann
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,149,016
	6.	Shared Voting Power: 9,722
	7.	Sole Dispositive Power: 1,149,016
	8.	Shared Dispositive Power: 9,722
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,158,738
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 4.9%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Town Sports International Holdings, Inc. (the “Company”).

                     (b). Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 5 Penn Plaza (4th Floor), New York, NY 10001.

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

This Schedule 13G is being filed by Bruce Bruckmann (the “Reporting Person”). The Reporting Person is a citizen of the United States. The principal business address of the Reporting Person is c/o Town Sports International Holdings, Inc., 5 Penn Plaza (4th Floor), New York, New York 10001.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number: 89214A102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2012, the Reporting Person may be deemed to be the beneficial owner of 1,158,738 shares of Common Stock.

(b) Percent of class:

As of December 31, 2012, there were 23,813,106 shares of Common Stock outstanding. Based on this number of outstanding shares of Common Stock, the Reporting Person may be deemed to be the beneficial owner of approximately 4.9% of the total number of outstanding shares of Common Stock as of December 31, 2012.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

1,149,016

(ii) Shared power to vote or to direct the vote:

9,722

(iii) Sole power to dispose or to direct the disposition of:

1,149,016

(iv) Shared power to dispose or to direct the disposition of:

9,722

The above reflects 1,138,778 shares of Common Stock held by the Reporting Person directly; 2,000 currently exercisable options to acquire Common Stock held by the Reporting Person directly; 8,238 shares of Common Stock held by a limited partnership of which the Reporting Persons is the general partner; and 9,722 shares of Common Stock over which the Reporting Person holds a power of attorney, as to which he disclaims beneficial ownership.

Not reflected in this Schedule 13G are 354,077 shares of Common Stock held by a trust of which the Reporting Person’s ex-wife is the trustee for the benefit of the Reporting Person’s children. The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

One or more persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 9,722 shares of the Common Stock reported in this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

/s/ Bruce Bruckmann
Name: Bruce Bruckmann